UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. )*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Rubicon Technologies, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

78112J109

(CUSIP Number)

Jose Miguel Enrich

781 Crandon Blvd. 902

Key Biscayne, FL 33149

(844) 479-1507

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2023

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of Reporting Persons: Jose Miguel Enrich
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United Mexican States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 65,683,809
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 65,683,809
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 65,683,809
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 21.8% (1)
(14)	Type of Reporting Person (See Instructions): IN

(1)	Based on an aggregate of 300,994,372 shares of Common Stock (as defined below) outstanding as of June 16, 2023, as provided by the Issuer (as defined below).

(1)	Name of Reporting Persons: MBI Holdings, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 38,110,079
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 38,110,079
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 38,110,079
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 12.7% (1)
(14)	Type of Reporting Person (See Instructions): PN

(1)	Based on an aggregate of 300,994,372 shares of Common Stock outstanding as of June 16, 2023, as provided by the Issuer.

(1)	Name of Reporting Persons: GFAPCH FO, S.C.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United Mexican States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 17,084,267
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 17,084,267
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,084,267
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 5.7% (1)
(14)	Type of Reporting Person (See Instructions): CO

(1)	Based on an aggregate of 300,994,372 shares of Common Stock outstanding as of June 16, 2023, as provided by the Issuer.

(1)	Name of Reporting Persons: DGR Holdings LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 4,123,224
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 4,123,224
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,123,224
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 1.4% (1)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Based on an aggregate of 300,994,372 shares of Common Stock outstanding as of June 16, 2023, as provided by the Issuer.

(1)	Name of Reporting Persons: Pequeno Holdings LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,462,801
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,462,801
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,462,801
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 1.2% (1)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Based on an aggregate of 300,994,372 shares of Common Stock outstanding as of June 16, 2023, as provided by the Issuer.

(1)	Name of Reporting Persons: Bolis Holdings LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,552,164
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,552,164
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,552,164
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.8% (1)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Based on an aggregate of 300,994,372 shares of Common Stock outstanding as of June 16, 2023, as provided by the Issuer.

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D relates to the Class A common stock, par value $0.0001 per share (the “Common Stock”), of Rubicon Technologies, Inc., a Delaware corporation (“RBT”, or the “Issuer”). The principal executive offices of the Issuer are located at: 335 Madison Avenue, 4th Floor, New York, NY 10017.

ITEM 2. IDENTITY AND BACKGROUND

(a)

This Schedule 13D is being filed by Jose Miguel Enrich, MBI Holdings LP ("MBI"), a Canadian limited partnership, GFAPCH FO, S.C., a Mexican corporation (“GFAPCH”), Pequeno Holdings LLC (“Pequeno LLC”), a Delaware limited liability company, DGR Holdings LLC (“DGR LLC”), a Delaware limited liability company, and Bolis Holdings LLC, a Delaware limited liability company (“Bolis LLC”, together with Mr. Enrich, MBI, GFAPCH, Penqueno, and DGR the “Reporting Persons”).

GFAPCH is the general partner of each of (i) RUBCN Holdings LP, (ii) RUBCN IV LP, and (iii) RUBCN Holdings V LP, which holds the Issuer shares directly. Bolis LLC is the general partner of Bolis Holdings LP (“Bolis”), which holds the Issuer shares directly. Pequeno LLC is the general partner of Pequeno Holdings LP (“Pequeno”), which holds the Issuer shares directly. DGR LLC is the general partner of DGR Holdings LP (“DGR”), which holds the Issuer shares directly.

Jose Miguel Enrich is the general partner of MBI, the sole director of each of Bolis LLC, Pequeno LLC, DGR LLC, and GFAPCH and has voting and dispositive control over such securities and may be deemed to beneficially own such securities directly held by MBI, GFAPCH, Bolis, Pequeno, and DGR.

(b)

The principal business of each of Jose Miguel Enrich, GFAPCH, Pequeno, DGR and Bolis is 781 Crandon Blvd 902, Key Biscayne, Florida 33149.

The principal business of MBI is 365 Bay Street Suite 800, Toronto, Ontario, Canada M5H 2V1.

(c)	The principal purpose of MBI, Bolis, Pequeno, DGR, and GFAPCH is investing in securities. The principal occupation of Mr. Enrich is to manage certain other investments on behalf of the other investment vehicles.

(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	MBI is organized under the laws of Canada. Pequeno, DGR, and Bolis is organized under the laws of Delaware. GFAPCH is organized under the laws of Mexico. Mr. Enrich is a Mexican citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Common Stock covered by this Schedule 13D was acquired by the Reporting Persons at various times between 2022 and 2023. The Reporting Persons used working capital to acquire the Common Stock.

ITEM 4. PURPOSE OF TRANSACTION

Between May 18, 2023 and May 20, 2023, RBT entered into a subscription agreement (“Subscription Agreement”) with various investors, including the Reporting Persons to issue shares of the Company’s Class A common stock in exchange for a total purchase price of at least $13.7 million (the “May 2023 Equity Agreements”).

Concurrently, in May 2023, RBT entered into a registration rights agreement (the “Registration Rights Agreement”), with various investors, including the Reporting Persons, pursuant to which, Rubicon is required to file a registration statement under the Securities Act, registering for resale all outstanding shares of Class A Common Stock held by the Registration Rights Agreement Holders. The Registration Rights Agreement provides that the Reporting Persons have certain “demand” and “piggyback” registration rights under the agreement.

The Reporting Persons have acquired securities described in this Schedule 13D for investment purposes. The Reporting Persons expect to evaluate on an ongoing basis the Issuer’s financial condition and prospects and their interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer. This evaluation may be based on various factors, including but not limited to the Issuer’s business and financial condition, results of operations and prospects; general market, economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, including the Common Stock; the relative attractiveness of other business and investment opportunities; and other future developments. Accordingly, the Reporting Persons reserve the right to change their intentions and develop plans or proposals at any time, as they deem appropriate. The Reporting Persons may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer, including additional shares of Class A Common Stock, Class V Common Stock, and/or warrants to purchase Class A Common, as well as Class B Units, and dispose of all or a portion of the securities of the Issuer that the Reporting Persons now own or may hereafter acquire.

ITEM 5. INTEREST IN SECURITIES OF RUBICON TECHNOLOGIES, INC.

(a), (b) The following disclosure assumes there are 300,994,372 shares of the Common Stock outstanding as of June 16, 2023, based on information provided by the Issuer. Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 65,683,800 shares of Common Stock, which constitutes approximately 21.8% of the outstanding shares of Common Stock.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof has effected any transaction in the Common Stock during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF RUBICON TECHNOLOGIES, INC.

Except as described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including, but not limited to, any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1.

Agreement of Joint Filing by Jose Miguel Enrich, MBI, GFAPCH, Pequeno, DGR and Bolis, executed on June 26, 2023.

Exhibit 2.

Form of Subscription Agreement, dated May 16, 2023, by and among RBT and the Reporting Persons (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on May 24, 2023).

Exhibit 3.

Form of Registration Rights Agreement, dated May 16, 2023, by and among RBT and the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete, and correct.

Dated as of June 26, 2023

Jose Miguel Enrich

By:	/s/ Jose Miguel Enrich

MBI Holdings, LP

By:	/s/ Jose Miguel Enrich
Jose Miguel Enrich
General Partner

GFAPCH FO, S.C.

By:	/s/ Jose Miguel Enrich
Jose Miguel Enrich
Director

DGR Holdings LLC

By:	/s/ Jose Miguel Enrich
Jose Miguel Enrich
Director

Pequeno Holdings LLC

By:	/s/ Jose Miguel Enrich
Jose Miguel Enrich
Director

Bolis Holdings LLC

By:	/s/ Jose Miguel Enrich
Jose Miguel Enrich
Director